UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Esports Entertainment Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29667k108
(CUSIP Number)

December 23, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:

[_]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[_]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to
the subject class of securities, and for any subsequent
amendment containing information which would alter the
disclosures provided in a prior cover page.

The information required in the remainder of this cover page
shall not be deemed to be "filed" for the purpose of Section 18
of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but shall

be subject to all other provisions of the Act (however, see the *Notes*).

CUSIP No.	29667k108

1	Names of Reporting Persons AHG Entertainment Associates, LLC

2	Check the appropriate box if a member of a Group (see instructions)
	
	    (a) [ ]
	    (b) [ ]

3	Sec Use Only
4	Citizenship or Place of Organization State of Florida

Number of Shares Beneficiall y Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 0%

12	Type of Reporting Person (See Instructions)
	OO

Item 1.

(a)   Name of Issuer: Esports Entertainment Group, Inc.

(b)   Address of Issuer's Principal Executive Offices: 170 Pater House, Psaila Street Birkirkara, Malta 9077

Item 2.

(a)   Name of Person Filing: AHG Entertainment Associates, LLC, a Florida limited liability company

(b)   Address of Principal Business Office or, if None, Residence: 700 West Morse Blvd. Ste. 220 Winter Park, Florida 32789

(c)   Citizenship: State of Florida

(d)   Title and Class of Securities: Common Stock

(e)   CUSIP No.:   29667K108

Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

_____

Item 4.   Ownership

(a)   Amount Beneficially Owned: 0

 (b) Percent of Class: 0%

 (c) Number of shares as to which such person has:

    (i)   Sole power to vote or to direct the vote: 0

    (ii)   Shared power to vote or to direct the vote:

    (iii)   Sole power to dispose or to direct the disposition of: 0

    (iv)   Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Item 8. Identification and classification of members of the group.

Item 9. Notice of Dissolution of Group.

Item 10. Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020

_/s/ Gene Harris_____

Gene Harris, Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).